# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CONCORDE INTERNATIONAL GROUP LTD, CIK 0002001794
CUSIP: G2452S100
Title of class of securities: Class A Ordinary Shares, par value $0.00001 per share
Address of issuer's principal executive offices: 3 Ang Mo Kio Street 62, #01-49 LINK@AMK,, Singapore, Singapore (U0), 569139
Date of event which requires filing of this statement: 09/19/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002089441

## Reporting persons
- SoftBank Robotics Singapore Pte Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 259,082; shared voting power 0; sole dispositive power 259,082; shared dispositive power 0; aggregate amount beneficially owned 259,082 (11.39% of the class)
  Comment: *Based on a total of 2,274,356 Class A Ordinary Shares outstanding as of October 1, 2025.

## Item 1. Issuer
Name of issuer: CONCORDE INTERNATIONAL GROUP LTD
Address of issuer's principal executive offices: 3 Ang Mo Kio Street 62, #01-49 LINK@AMK, Singapore 569139

## Item 2. Person Filing
Name of person filing: This statement is being filed by SoftBank Robotics Singapore Pte Ltd., a Singapore company (the "Reporting Person").
Address of principal business office or, if none, residence: The principal business of the Reporting Person is 2 Kallang Ave, #07-25 CT Hub, Singapore 339407.
Citizenship: The Reporting Person is a Singapore entity.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of October 1, 2025, the Reporting Person was the record holder of, and had sole voting and dispositive power over, 259,082 Class A Ordinary Shares of the Issuer.
Percent of class: The 259,082 Class A Ordinary Shares beneficially owned by the Reporting Person represented approximately 11.39% of the Issuer's outstanding Class A Ordinary Shares based on 2,274,356 Class A Ordinary Shares outstanding as of October 1, 2025.
Sole power to vote or to direct the vote: 259,082
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 259,082
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- SoftBank Robotics Singapore Pte Ltd.: /s/ Kin Hoong Andrew Chow, Kin Hoong Andrew Chow/VP, APAC Finance & Operations (10/01/2025)